SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03674U201

(CUSIP Number)

June 22, 2015**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This Schedule 13G is filed late due to a backlog of Form ID submissions at the Securities and Exchange Commission.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U201	Page 2 of 7 Pages

1	Names of reporting persons Richard Waterman Neu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,938,300
	6	Shared voting power 0
	7	Sole dispositive power 1,938,300
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,938,300*
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.4%**
12	Type of reporting person IN

*	See Item 4 of this Schedule 13G.
**	Based on 35,816,364 shares of common stock issued and outstanding, as reported on Form 10-Q of the Issuer filed on May 11, 2015.

CUSIP No. 03674U201	Page 3 of 7 Pages

Item 1.	(a)	Name of Issuer:

Anthera Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

25801 Industrial Blvd Suite B Hayward, CA 94545

Item 2.	(a)	Name of Person Filing:

Richard Waterman Neu

	(b)	Address of Principal Business Offices or, if none, Residence:

Richard Waterman Neu c/o Neu Holdings U.S. Corp. 103 Foulk Road, Suite 202 Wilmington, DE 19803

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

03674U201

CUSIP No. 03674U201	Page 4 of 7 Pages

Item 3.	If this Statement is filed pursuant to § 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The securities reported herein are beneficially owned by Richard Waterman Neu (“Mr. Neu”) individually, and by two related entities controlled by Mr. Neu. Mr. Neu owns 220,800 shares of common stock of Anthera Pharmaceuticals, Inc. (“Issuer”). General Ore International Corp. Ltd. (“General Ore”) owns 1,014,200 shares of common stock of the Issuer, and Neu Holdings U.S. Corp. (“Holdings”) owns 703,300 shares of common stock of the Issuer. Mr. Neu exercises sole voting power and investment power with regard to his individual securities, as well as the securities held by General Ore and Holdings. Mr. Neu is the beneficial owner (as defined under Rule 13d-3) of 1,938,300 shares of common stock of the Issuer, through his individual holdings, as well as through General Ore and Holdings, representing 5.4% of the outstanding shares of common stock of the Issuer.[1]

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

[1]	Mr. Neu’s adult daughter, Amy Neu, owns 12,000 shares of common stock of the Issuer. Mr. Neu does not exercise any voting power or investment power over Ms. Neu’s 12,000 shares.

CUSIP No. 03674U201	Page 5 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 03674U201	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Richard Waterman Neu

By:	/s/ Warren Dean, Jr.
Warren Dean, Jr.

Date:	July 2, 2015

Attorney-in-Fact for Richard Waterman Neu, pursuant to the Power of Attorney attached to this Schedule 13G

CUSIP No. 03674U201	Page 7 of 7 Pages

Exhibit A

POWER OF ATTORNEY

For Purposes of Filing SEC Form ID and Schedule 13G

I, Richard W. Neu, hereby constitute and appoint Warren L. Dean, Jr., of Thompson Coburn LLP, 1909 K Street, NW, Suite 600, Washington, DC 20006, to act as my attorney-in-fact (the “Attorney”) to communicate with the U.S. Securities and Exchange Commission for and on my behalf and file, as needed, all appropriate materials necessary to file a Form ID and Schedule 13G on my behalf.

I hereby ratify and confirm all that the Attorney shall do or cause to be done by virtue of this Power of Attorney. No person or entity dealing with the Attorney shall be under any obligation to inquire into the exercise of power conferred upon the Attorney.

IN WITNESS WHEREOF, I have executed this Power of Attorney this 29th day of June, 2015.

/s/ Richard W. Neu
Richard W. Neu